Envoy Communications
                                                     Group Inc.
                                                     2nd Quarter Report 2001







            energy            focus            strength


                                                               www.envoy.to

Dear Shareholder,

I am pleased to report that Envoy continues to outpace our peer group, and has now posted 21 consecutive quarters of year-over-year revenue and EBITDA growth.

It is our continued focus on our superior business model that has once again resulted in record revenues and earnings for the six months ending March 31, 2001. Net revenue is up 65%, EBITDA is up 79%, earnings before goodwill are up 75%, and earnings per share before goodwill (cash EPS) are up 50% to $0.15 per share.


Financial Highlights

For the six months ending March 31          2001            2000     % Change

Net revenue                          $42,206,388     $25,642,863          65%
EBITDA                                $7,508,480      $4,204,130          79%
Earnings before goodwill              $3,097,236      $1,766,785          75%
Net earnings                          $1,616,220      $1,231,462          31%
EBITDA/share                               $0.35           $0.23          52%
Earnings before goodwill/share (cash EPS)  $0.15           $0.10          50%

Fully diluted shares outstanding for the second quarter 2001 were 21,190,401, and 18,436,601 for the second quarter 2000.

While I am pleased with this performance, it is even more encouraging to report the consistency with which we are achieving our growth. In fact, Envoy's business model emphasizes delivering 'best of breed' services in the core areas of design, marketing and technology and doing so on an international scale. We believe, and our track record supports, that our diversified approach, both in terms of service offerings and by geographic presence, helps to deliver balanced and consistently strong results.

As highlighted, one of the important outcomes of our model is diversification; in essence, a manner in which we can effectively accelerate upside potential and manage risk. For the six months ending March 31, 2001, while Envoy experienced strong revenue growth in both the United States and Canada, we also added revenue from the United Kingdom/Continental Europe, which now accounts for 22% of revenues.

Region                    % of Revenue
Canada                        29%
United States                 49%
U.K. and Continental Europe   22%

With respect to the diversification of our service offering, again, Envoy is well positioned.

Core Service Area       % of Total Revenue
Marketing                     34%
Design                        45%
Technology                    21%

As I have pointed out, our results for the first six months ending March 31, 2001 are very much in line with our expectations. While we recognize that there are evolving market conditions in the North American market, Envoy management, along with the management of our operating companies, are working hard to maintain and enhance our performance track record. We believe our business model offers the right balance, and as such, we remain cautiously optimistic about our performance for the remainder of the year.

We also continue to consider strategic acquisitions that will help to expand our business model and view the current time period as an opportunity to selectively build further value through acquisition. As always, we will ensure that increasing shareholder value is central in our decision-making process.

Thank you for your support.

Geoffrey B. Genovese, President and Chief Executive Officer
Envoy Communications Group Inc.



Management Discussion and Analysis
Results of Operations

Six months ended March 31, 2001 compared with six months ended March 31, 2000.

Net Revenue

Net revenue increased by 65% to $42.2 million for the six months ended March 31, 2001 from $25.6 million in the six months ended March 31, 2000. The increase is as a result of both growth through acquisition and organic growth. Effective January 1, 2001, we acquired all of the shares of The International Design Group (Canada) Inc. ("IDG"), a retail planning and design firm. This acquisition was accounted for using purchase accounting and as a result of this acquisition there are three months of net revenues included in the six months ended March 31, 2001. In fiscal 2000, Envoy completed two acquisitions: the acquisition of Sage, effective June 1, 2000, and the acquisition of Gilchrist, effective July 1, 2000. As a result of the acquisitions of Sage and Gilchrist, there are six months of net revenues for these companies included in the March 31, 2001 results of operations that were not included in our results of operations for the six months ended March 31, 2000. Organic growth was approximately $6.1 million or 17% for the period.

In the six months ended March 31, 2001, net revenue from our marketing services represented approximately 34% of our net revenue, while design and technology represented 45% and 21% respectively. In the six months ended March 31, 2000, marketing services represented approximately 60% of net revenue, while design and technology services represented 35% and 5% respectively.

We have continued to geographically diversify our revenue base. The geographical breakdown of our net revenue for the six months ended March 31, 2001 was 49% from the United States, 22% from the United Kingdom and Continental Europe, and 29% from Canada. Net revenue for the six months ended March 31, 2000 was 67% from the United States and 33% from Canada.


EBITDA

For the six months ended March 31, 2001, we earned $7.5 million in EBITDA compared with $4.2 million for the six months ended March 31, 2000. This represents a growth of 79%. The EBITDA profit margin for the six months ended March 31, 2001 was 18%, compared to the EBITDA profit margin of 16% achieved for the six months ended March 31, 2000.


Operating Expenses

Operating expenses increased by 62% to $34.7 million for the six months ended March 31, 2001 from $21.4 million for the six months ended March 31, 2000.
The increase in salaries and benefits reflects staff of acquired operations plus the additional management and client support employed to handle the continued growth and expanded operations throughout the Company. As a percentage of net revenue, salaries and benefits remained constant at 60% for the six months ended March 31, 2001. The additional general and administrative expenses were largely due to expanded business development activities by our existing business divisions as well as new and expanded business development activity by the acquired businesses. General and administrative expenses decreased slightly at 17% of net revenue for the six months ended March 31, 2001 compared with 19% of net revenue for the six months ended March 31, 2000. Occupancy costs increased due to the additional space required to support our growth from acquisitions. The additional depreciation charges were due to the depreciation of the costs of our additional leasehold improvements and of newly purchased capital equipment as a result of acquisitions.

The increase in interest charges was due to the additional debt relating to acquisitions.

Earnings before income taxes and goodwill amortization increased from $3.2 million to $5.6 million, an increase of 75%.

See Note 1 to the consolidated financial statements. Effective October 1, 2000, the Company was required to adopt on a retroactive basis the new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") for income taxes. As a result of the December 2000 announcement by the government to introduce legislation to reduce income tax rates over the next four years, the Company was required to revalue its future tax assets as at December 31, 2000 to reflect the reduction in future expected tax rates. The impact of this was to increase the Company's tax provision for the three months ended December 31, 2000 by $100,000. Under the CICA's new accounting standard the Company is required to record this item as an adjustment to income tax expense, notwithstanding the fact that such amounts were not previously reflected in income tax expense when recorded.

Goodwill amortization increased from $535,000 to $1.5 million, due largely to the increased amount of goodwill derived from the acquisitions discussed above.


Net Earnings

Primarily as a result of the foregoing factors, net earnings increased by 31% to $1.6 million for the six months ended March 31, 2001 from $1.2 million for the six months ended March 31, 2000.


Per Share Amounts

For the six months ended March 31, 2001, the EBITDA per share was $0.35, the earnings before goodwill per share was $0.15 and the net earnings per share was $0.08. For the six months ended March 31, 2000, the EBITDA per share was $0.23, the earnings before goodwill per share was $0.10 and the net earnings per share was $0.07.


Cash Flows

Six months ended March 31, 2001 compared with six months ended March 31, 2000.

Net cash provided by operating activities before any increase and decrease in non-cash operating working capital was $4.9 million for the six months ended March 31, 2001 and $2.6 million for the six months ended March 31, 2000. Increase in net cash provided by operating activities is primarily due to increased earnings of acquisitions, as discussed previously.

Net cash provided by financing activities were ($5.4) million for the six months ended March 31, 2001 and ($1.1) million for the six months ended March 31, 2000. The decrease is primarily due to the repayment of debt. In June 2000, we established a new US$8 million revolving credit facility, and borrowed US$3.1 million under the facility. In January 2001 we borrowed an additional US$1 million, which has been used in part to fund the acquisition of IDG. In February 2001, we repaid US$3.1 million of the facility using cash from operations.


Results of Operations

Three months ended March 31, 2001 compared with three months ended March 31, 2000.


Net Revenue

Net revenue increased by 58% to $20.4 million for the three months ended March 31, 2001 from $12.9 million for the three months ended March 31, 2000. This increase occurred as a result of both growth through acquisition and organic growth. As a result of the acquisitions of Sage, Gilchrist and IDG, there are three months of net revenues for these companies, included in the March 31, 2001 results of operations that were not included in our results of operations for the three months ended March 31, 2000. Organic growth was approximately $1.7 million or 9% for the period.


EBITDA

For the three months ended March 31, 2001, we earned $3.1 million in EBITDA compared with $2.1 million for the three months ended March 31, 2000. This represents a growth of 44%. The EBITDA profit margin for the three months ended March 31, 2001 was 15%, compared with the EBITDA profit margin of 16.5% achieved in the three months ended March 31, 2000.


Operating Expenses

Operating expenses increased by 61% to $17.4 million for the three months ended March 31, 2001 from $10.8 million for the three months ended March 31, 2000. The primary reasons for the increase are increases in salaries and benefits of $5.4 million, or 70%; an increase in general and administrative expenses of $540,000, or 21%; and an increase in occupancy costs of $627,000, or 115%. There were also increases in depreciation of $343,000, or 76%, and in goodwill amortization net of taxes of $477,000, or 175%. The explanation for the increases are the same as previously discussed in the six-month comparison.

The increase in interest charges was due to the additional debt relating to acquisitions.

Earnings before income taxes and goodwill amortization increased from $1.6 million to $2.1 million, an increase of 34%.

Goodwill amortization increased from $273,000 to $750,000 due largely to the increased amount of goodwill derived from the acquisitions discussed above.


Net Earnings

Primarily as a result of the foregoing factors, net earnings remained relatively constant at $532,000 for the three months ended March 31, 2001 and $585,000 for the three months ended March 31, 2000.


Per Share Amounts

For the three months ended March 31, 2001, the EBITDA per share was $0.15, the earnings before goodwill per share was $0.06 and the net earnings per share was $0.03. For the three months ended March 31, 2000, the EBITDA per share was $0.12, the earnings before goodwill per share was $0.05 and the net earnings per share was $0.03.


Cash Flows

Three months ended March 31, 2001 compared with three months ended March 31, 2000.

Net cash provided by operating activities before any increase and decrease in non cash operating working capital was $2.2 million for the three months ended March 31, 2001 and $1.3 million for the three months ended March 31, 2000. Increase in net cash provided by operating activities is primarily due to increased earnings of acquisitions, as discussed previously.

Net cash provided by financing activities were ($4) million for the three months ended March 31, 2001 and ($1.1) million for the three months ended March 31, 2000. In June 2000, we established a new US$8 million revolving credit facility, and borrowed US$3.1 million under the facility. In January 2001 we borrowed an additional US$1 million, which has been used in part to fund the acquisition of IDG. In February 2001 we repaid US$3.1 million of the facility using cash from operations.

Cash flow from investing activities has decreased from ($1.0) million for the three months ended March 31, 2000 to ($2.8) million in March 31, 2001. The decrease is due to the purchase of IDG. In January 2001, the company acquired 100% of the outstanding shares of IDG, in exchange for cash consideration of $1,090,000 and the issuance of 61,728 common shares of the Company.


Financial Condition

As at March 31, 2001 compared with September 30, 2000

The working capital balance was $9.5 million and the cash balance was $16.5 million at March 31, 2001. At September 30, 2000 working capital was $11.4 million and the cash balance was $7.1 million. Additional cash balance is primarily due to an increase in outstanding accounts payable and accrued liabilities, as a result of timing of payments.

Cash flow from operations as well as the availability of the remaining existing credit facilities and the net proceeds of any future share offerings are expected to provide the liquidity to meet current foreseeable cash needs for at least the next year.

Consolidated Balance Sheets
(In Canadian dollars)
(Unaudited - Prepared by Management)

                                              March 31    September 30
As at                                             2001            2000

ASSETS

Current assets:

Cash                                     $  16,455,951    $  7,105,418
Accounts receivable                         34,494,450      34,234,974
Prepaid expenses                             3,467,970       1,732,212
                                            54,418,371      43,072,604

Restricted cash                              1,104,936         832,337
Capital assets                              10,543,644      10,448,625
Goodwill and other assets                   47,584,771      46,987,707
Deferred income taxes                          722,630         966,715
                                        $  114,374,352  $  102,307,988


Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable and accrued liabilities $  37,251,912   $  24,247,075
Income taxes payable                         1,152,926       1,190,313
Deferred revenue                               683,333       1,044,873
Amounts collected in excess of
  pass-through costs incurred                2,715,183       2,307,047
Current portion of long-term debt            3,148,254       2,848,430
                                            44,951,608      31,637,738

Long-term debt                               3,782,577       7,983,449


Shareholders' equity:

Share capital                               55,495,653      54,597,762
Retained earnings                           10,019,587       8,403,367
Cumulative translation adjustment              124,927        (314,328)
                                            65,640,167      62,686,801
                                        $  114,374,352  $  102,307,988



Consolidated Statements of Operations and Retained Earnings
(In Canadian dollars)
(Unaudited - Prepared by Management)
                                             March 31        March 31
For the six months ended                         2001            2000

Net revenue                             $  42,206,388   $  25,642,863

Operating expenses:

Salaries and benefits                      25,271,455      15,480,176
General and administrative                  7,168,230       4,915,939
Occupancy costs                             2,258,223       1,042,618
                                           34,697,908      21,438,733

Earnings before interest expense,
  income taxes,depreciation and
  goodwill amortization                     7,508,480       4,204,130

Depreciation                                1,504,762         830,217
Interest expense                              370,281         163,010

Earnings before income taxes and goodwill
  amortization                              5,633,437       3,210,903

Income tax expense, excluding the
  undernoted                                2,436,201       1,444,118
Impact of tax rate changes (Note 1)           100,000            -

Earnings before goodwill amortization       3,097,236       1,766,785
Goodwill amortization, net of income
  taxes of $12,000 (2000 - $12,000)         1,481,016         535,323

Net earnings                             $  1,616,220    $  1,231,462

Retained earnings, beginning of period      8,403,367       5,492,940
Retained earnings, end of period         $ 10,019,587    $  6,724,402

Net earnings per share - basic                $  0.08         $  0.07
Net earnings per share - fully diluted           0.08            0.07
Earnings per share before goodwill
  amortization - basic                           0.15            0.10
Earnings per share before goodwill
  amortization - fully diluted                   0.15            0.10

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flow
(In Canadian dollars)
(Unaudited - Prepared by Management)
                                            March 31        March 31
For the six months ended                        2001            2000

Cash flows from operating activities:
Net earnings                            $  1,616,220    $  1,231,462

Items not involving cash:

Deferred income taxes                       287,514         (25,157)
Depreciation                              1,504,762         830,217
Goodwill amortization                     1,493,016         547,323


Net changes in non-cash working capital balances:

Accounts receivable                       1,347,116      (6,475,595)
Prepaid expenses                         (1,704,099)       (181,695)
Accounts payable and accrued liabilities 12,915,584       3,335,056
Income taxes payable                        283,708      (2,365,252)
Deferred revenue                           (374,719)           -
Amounts collected in excess of pass-through
  costs incurred                            364,174       3,877,759
Other                                       144,904            -

Net cash provided by operating
  activities                             17,878,180         774,118


Cash flows from financing activities:

Long term debt                                 -            550,000
Long term debt repayments                (4,953,578)     (1,626,866)
Issuance of common shares for cash          397,893         563,650
Reduction (Increase) in restricted cash    (254,399)       (594,823)
Other                                      (613,165)           -
Net cash used in financing activities    (5,423,249)     (1,108,039)


Cash flows from investing activities:

Acquisition of subsidiaries (net of cash
  acquired(bank indebtedness assumed) of
  $214,179; 2000-nil)                    (2,015,346)     (2,186,205)
Purchase of capital assets               (1,441,423)     (1,546,202)
Net cash used in investing activities    (3,456,769)     (3,732,407)

Change in cash balance due to
  foreign exchange                          352,371         (76,723)

(Decrease)/Increase in cash               9,350,533      (4,143,051)
Cash, beginning of period                 7,105,418      15,300,454
Cash, end of period                   $  16,455,951   $  11,157,403

Cash flow from operations per share:
Basic                                       $  0.23         $  0.14
Fully diluted                               $  0.23         $  0.14


Supplemental cash flow information:

Interest paid                            $  217,101      $  162,388
Income taxes paid                         1,289,821       2,469,983
Shares issued for non-cash consideration  4,123,821       2,430,200



Consolidated Statements of Operations and Retained Earnings
(In Canadian dollars)
(Unaudited - Prepared by Management)
                                           March 31        March 31
For the three months ended                     2001            2000

Net revenue                           $  20,430,030   $  12,938,527

Operating expenses:

Salaries and benefits                    13,061,386       7,675,230
General and administrative                3,123,478       2,583,182
Occupancy costs                           1,170,912         544,196
                                         17,355,776      10,802,608

Earnings before interest expense,
  income taxes, depreciation and
  goodwill amortization                   3,074,254       2,135,919

Depreciation                                794,272         451,132
Interest expense                            137,038          86,564
Earnings before income taxes and
  goodwill amortization                   2,142,944       1,598,223

Income taxes                                860,823         740,937

Earnings before goodwill amortization     1,282,121         857,286
Goodwill amortization, net of income
taxes of $6,000 (2000-$6,000)               750,149         272,755

Net earnings                             $  531,972      $  584,531

Net income per share - basic                $  0.03         $  0.03
Net income per share - fully diluted           0.03            0.03

Income per share before goodwill
  amortization - basic                         0.06            0.05
Income per share before goodwill
  amortization - fully diluted                 0.06            0.05

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flow
(In Canadian dollars)
(Unaudited - Prepared by Management)
                                            March 31        March 31
For the three months ended                      2001            2000

Cash flows from operating activities:
Net earnings                              $  531,972      $  584,531

Items not involving cash:

Deferred income taxes                         92,471          19,147
Depreciation                                 794,272         451,132
Goodwill amortization                        756,149         278,755

Net changes in non cash-working capital balances:

Accounts receivable                        8,720,073      (4,041,650)
Prepaid expenses                          (1,128,140)       (285,551)
Accounts payable and accrued liabilities   1,452,310       4,198,791
Income taxes payable                         (23,733)       (147,428)
Deferred revenue                            (369,419)           -
Amounts collected in excess of pass-through
  costs incurred                              21,580       3,004,830
Other                                        217,923            -

Net cash provided by operating activities 11,065,458       4,062,557


Cash flows from financing activities:

Long-term debt                                  -            150,000
Long-term debt repayments                 (3,493,582)     (1,185,100)
Issuance of common shares for cash           130,320         294,150
Reduction (Increase) in restricted cash       (8,641)       (369,809)
Other                                       (632,362)           -

Net cash used in financing activities     (4,004,265)     (1,110,759)


Cash flows from investing activities:

Acquisition of subsidiaries (net of cash acquired
  (bank indebtedness assumed)
  of $214,179; 2000-nil)                  (2,015,346)       (115,552)
Purchase of capital assets                  (829,225)       (933,551)
Net cash used in investing activities     (2,844,571)     (1,049,103)

Change in cash balance due to foreign
  exchange                                   395,530          20,045

Increase in cash                           4,612,152       1,922,740
Cash, beginning of period                 11,843,799       9,234,663
Cash, end of period                    $  16,455,951   $  11,157,403

Cash flow from operations per share:
Basic                                        $  0.10         $  0.07
Fully diluted                                $  0.10         $  0.07

Supplemental information:
Interest paid                             $  176,682       $  91,261
Income taxes paid                            263,615         841,916
Shares issued for non-cash consideration     499,997            -



Notes to Consolidated Financial Statements

1. Income Taxes
Effective October 1, 2000, the Company was required to adopt on a retroactive basis the new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") for income taxes. Under this accounting standard, the Company is not required to restate its comparative figures for prior years.

Under these new standards, future tax assets and liabilities attributable to all temporary differences are measured using the future tax rates expected to be in effect when the items are recovered or settled. The effect of a change in tax rates must be recognized in income at the enactment date.

Previously, future tax assets and liabilities were recorded at the tax rate in effect in the period the temporary difference arose and were not adjusted for subsequent tax rate changes. The Company's temporary differences are principally in respect of deductible share issue costs which were recorded directly in capital stock rather than as a credit to income tax expense. There is no cumulative effect as of October 1, 2000 of this change in accounting policy.

As a result of the December 2000 announcement by the government to introduce legislation to reduce income tax rates over the next four years, the Company was required to revalue its future tax assets as at December 31, 2000 to reflect the reduction in future expected tax rates. The impact of this was to increase the Company's tax provision for the three months ended December 31, 2000 by $100,000. Under the CICA's new accounting standard the Company is required to record this item as an adjustment to income tax expense, notwithstanding the fact that such amounts were not previously reflected in income tax expense when recorded.

2. Segmented Information
The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as a global business and has no distinct operating segments. The tables below set out the following information:

                          By Customer Location           By Geographic Area
March 31, 2001                          Net        Capital         Goodwill
                                    Revenue         Assets
Canada                        $  12,105,212   $  7,948,932    $  22,104,621
United States                    20,843,118        691,310       16,844,740
United Kingdom and
  Continental Europe              9,258,058      1,903,402        7,856,344
                              $  42,206,388  $  10,543,644    $  46,805,705

March 31, 2000

Canada                         $  8,429,508   $  7,627,540    $  10,089,021
United States                    17,213,355        959,364       11,205,915
United Kingdom and
  Continental Europe                   -              -                -
                              $  25,642,863   $  8,586,904    $  21,294,936

The Company's external net revenue by type of service is as follows:

March 31                               2001           2000

Net revenue:

Marketing                     $  14,260,778  $  15,379,896
Design                           19,154,239      8,981,154
Technology                        8,791,371      1,281,813
                              $  42,206,388  $  25,642,863

Shareholder Information
Envoy Communications Group Inc.

Head Office                           Compensation Committee
26 Duncan Street
Toronto, Canada  M5V 2B9              John H. Bailey
Telephone: (416) 593-1212             David I. Hull
Facsimile: (416) 593-4434             Duncan Shirreff
www.envoy.to
                                      Transfer Agent

Directors                             Montreal Trust
                                      100 University Avenue, 11th floor
Geoffrey Blaine Genovese              Toronto, Canada  M5J 2Y1
President & CEO
Envoy Communications Group Inc.       Bankers

Don Watt                              Bank of Montreal
Chairman                              One First Canadian Place
Watt International                    100 King Street West
                                      Toronto, Canada  M5X 1A3
John H. Bailey
Barrister & Solicitor                 Fleet Bank
BCom, LLB, LLM                        1185 Avenue of the Americas
                                      New York, New York, U.S.A. 10036
David I. Hull
President                             Auditors
Hull Life Insurance Agencies Inc.
                                      KPMG LLP
Hugh Aird                             Yonge Corporate Centre
Chairman                              4120 Yonge Street, Suite 500
DRIA Capital Inc.                     Toronto, Canada  M2P 2B8

Duncan Shirreff                       Legal Counsel
Vice President & Director
Yorkton Securities Inc.               Blake, Cassels & Graydon LLP
                                      Box 25, Commerce Court West
                                      Toronto, Canada  M5L 1A9
Officers
                                      Investor Relations
Geoffrey Blaine Genovese
President & CEO                       Carabiner Inc.
                                      (416) 599-2256
J. Joseph Leeder                      1 800 761-4944
Vice President & CFO
                                      Annual Shareholders Meeting
Stephen J. Miller
Vice President                        Tuesday, March 6, 2001
Corporate Development                 11:00 am
                                      TSE Conference Centre
John H. Bailey                        Exchange Tower
Corporate Secretary                   130 King Street West
                                      Toronto, Canada  M5X 1E3
Audit Committee
                                      Stock Trading Information
John H. Bailey
David I. Hull                         Toronto Stock Exchange ECG
Hugh Aird                             NASDAQ Exchange ECGI